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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUFHAUSER SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 WEST 56TH STREET
(No. and Street)

NEW YORK (City) | NEW YORK (State) | 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT KEITH AUFHAUSER | +1-212-246-0205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY,. CPA P.C.
(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE (Address) | DEER PARK (City) | NEW YORK (State) | 11729 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27

OATH OR AFFIRMATION

I, ROBERT KEITH AUFHAUSER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUFHAUSER SECURITIES, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R K Aufhauser
Signature

PRESIDENT
Title

Lena A Dimino
Notary Public, State of New York
No. 01DI6030099
Qualified in Queens County
Commission Expires Sept 7 2017

Lena A. Dimino
Notary Public

Sworn to before me this 25th day of February 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC COMPANYACCOUNTING
OVERSIGHT BOARD
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the President
Aufhauser Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Aufhauser Securities, Inc., as of December 31, 2013, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aufhauser Securities, Inc.as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles, generally accepted in the United States of America, the rules of the Securities and Exchange Commission, and the Public Company Accounting Oversight Board.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Very truly yours,

Michael Damsky
Michael Damsky CPA, P.C.
Certified Public Accountant
Deer Park, NY February 19, 2014

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the President
Aufhauser Securities, Inc.

In planning and performing our audit of the financial statements of Aufhauser Securities, Inc,any") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Michael Damsky

Michael Damsky CPA, P.C.
Certified Public Accountant
Deer Park, NY
February 19, 2014

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the President
Aufhauser Securities, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Aufhauser Securities, Inc. (the "Corporation") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the cash disbursement record and cancelled check or facsimile of such returned by the bank, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including the Company's trial balance and Form X-17 A-5 Part IIA reports, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including the Company's trial balance and Form X-17 A-5 Part IIA reports, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.
This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Michael Damsky CPA, P.C.
Certified Public Accountant
Deer Park, NY
February 19, 2014

AUFHAUSER SECURITIES, INC.

FINANCIAL STATEMENT and SUPPLEMENTARY SCHEDULE PURSUANT TO RULE 17 a – 5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2013

AUFHAUSER SECURITIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2013

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Assets:	
Cash in Banks	5
Receivables from broker-dealers, exchanges and clearing organizations(net of allowance)	1,978,712
Total Assets	**1,978,717**
LIABILITIES and STOCKHOLDERS' EQUITY	
Liabilities:	
Payable to broker Dealers, exchange	3,657
Payable to affiliate	27,000
Accounts payable and Accrued Expenses	437,746
Securities Sold, not yet purchased	49.47
Taxes Payable	6,627
Total Liabilities	**475,079**
Stockholders' Equity:	
Common Stock	30,000
Additional Paid in Capital	480,000
Retained Earnings	993,638
Total Stockholder's Equity	1,503,638
Total Liabilities and Stockholder's Equity	**1,978,717**

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2013

Income:		
Commission Income	1,771,193	
Interest Income	28,212	
Other Income	37,585	
		1,836,990
Expenses:		
Employee Compensation	913,073	
Commission Expense	641,486	
Rent Expense	72,000	
Regulatory Fees	32,619	
Professional Fees	4,250	
Other Expense	150,141	
		1,813,569
Income before Income Taxes Provision		23,421
Income Taxes:		
Federal Income Tax		2,928
New York State& City		3,965
Net Income		16,528

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

Cash Flows from Operating Activities	
Net Income	16,528
(increase)decrease in operating assets	
Receivables from Brokers, Exchanges and Clearing Organizations	(112,441)
Securities Owned, at Fair Value	-
increase(decrease) in operating liabilities	
Payable to Brokers, Exchanges and Clearing Organizations	(279,867)
Income Tax Payable	(12,782)
Payable to Affiliates	(1,812)
Accounts Payable	390,332
Securities sold, not yet purchased	49
Net cash used for operating Activities(*calculated value of 7 is incorrect, due to rounding errors)	7
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year * (not 7)	5

"See Accompanying Notes and Accountants' Report"

AUFHAUSER SECURITIES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

YEAR ENDED DECEMBER 31, 2013

		Common Stock	Paid In Capital	Retained Earnings
Balance at	January 1, 2013	$ 30,000	$480,000	$977,110
Net Income		-	-	16,528
Balance at	December 31, 2013	$ 30,000	$480,000	$993,638

AUFHAUSER SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

Organization and Nature of Business:
Aufhauser Securities, Inc. (the "Company") ,established on June 14,1994, is registered as a broker-dealer under the Securities and Exchange Act of 1934, and also is a member of the Financial Industry Regulatory Authority ("FINRA"). The company operates as a discount broker. It clears all transactions on a fully disclosed basis through a clearing broker.

Summary of Significant Accounting Policies

Basis of Presentation
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Reported numbers are rounded to the nearest dollar, and this causes some minor arithmetical inconsistences.

The Company has actively traded in stocks and options for its own accounts.

The Company is a market maker.

Securities are carried at market value.

Revenue Recognition
Commission revenues include commissions, mutual fund distribution fees and contingent deferred sales charge revenue, which are all accrued as earned.

Securities transactions and the related commission revenue and expenses are recorded on the trade date. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

AUFHAUSER SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at a U.S. bank. The Company defines cash equivalents as short term interest bearing investments with original maturities at the time of purchase of three months or less. At December 2013, cash and cash equivalents balance is $5.12. In order to pay current expenses, the Company operates a "Cash Management Account" at its clearing broker and carries the balance in that account as an asset due from its clearing broker.

Securities owned, at fair value

Securities owned are recorded at estimated fair value using closing exchange quoted prices. Principal securities transactions and related revenues and expenses are recorded on a trade date basis.

Income Taxes

The Company provides for income taxes on all transactions that have been recognized in the Financial Statements in accordance with ASC 740, *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. As of December 31, 2013, the company's income tax provision is $6,893.

Receivable From and Payable to Broker-Dealers, Exchanges, and Clearing Organizations

Receivable from brokers include cash held at clearing brokers, amounts receivable for unsettled transactions, and fees & commissions payable and receivable. The Company executes trades which are cleared by clearing broker and is subject to credit risk in the event counterparty does not fulfill its obligation to complete a transaction. Under the terms of its arrangements with the clearing broker, the clearing broker has the right to charge the Company for losses resulting from the Company's failure to fulfill its contractual obligations, and these losses are not capped. At December 31, 2013, the Company had not recorded any liabilities with regard to this right.

Securities owned, at fair value

Fair Value Measurement
ASC 820, "Fair Value Measurement and Disclosures" defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: These are inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2: These are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include The Company' own data.

As of December 31, 2013, the Company balance for securities owned is minus $49.47, representing a trade date short sale in an average price account (Level 1 security).

AUFHAUSER SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

Regulatory Requirements
The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of minimum net capital. As a broker-dealer and member organization of "FINRA", the Company is subject to the Uniform Net Capital Rule 15c3-1 as defined, of 6.667% of aggregate indebtedness, as defined, or $250,000 whichever is greater. At December 31, 2013, the Company had net capital of $ 1,510,265, which exceeded its minimum requirement of $250,000 by $ 1,260,265.

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k) (2) (ii), because it does not carry security accounts for customers or perform custodial functions related to customer securities.

In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as broker dealer in securities. Management believes that as of December 31, 2013, that the Company is not subject to any litigation, arbitration, or regulatory action.

Risk
In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions on behalf of customers. These activities may expose the Company to off-balance sheet credit and market risk in the event the Company's clearing broker is unable to complete a transaction. .

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

AUFHAUSER SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

Market Risk
Market risk is the risk of loss resulting from adverse changes in market rates and prices, including interest rates and foreign currency exchange rates. As of December 31. 2013 the company incurred no such risk.

Margin Risk
Margin risk occurs because the Company may borrow funds in order to increase the amount of capital available for investing or trading purposes. AS of December 31, 2013, the company had no margin loans payable.

Concentration
The Company is dependent on its clearing brokers to execute its trading strategy and is exposed to risk if the clearing brokers fail to meet their obligations. The replacement of this service could take several months, thereby affecting the normal operations of company.

Transactions with Related Parties
The Company has a services, space sharing, and expense agreement with an affiliated company. This agreement covers support services provided by the affiliated employees, fixed expenses, and office space utilized by the Company. As of December 31, 2013, total payable to affiliates was $27,000.

Subsequent Events
The Company has performed an evaluation of subsequent events through Feb 19, 2014, which is the date the financial statements were issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of and for the year ended December 31, 2013.

SUPPLEMENTARY SCHEDULE

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1

YEAR ENDED DECEMBER 31, 2013

Computation of Net Capital

Members' Capital	1,510,265
Deductions	
Non-allowable assets	
Securities owned	
Commission and fee receivable	
Other assets	
Net capital before haircuts	1,510,265
Haircuts on Securities	
Other securities	
Total haircuts	
Net capital after haircuts	1,510,265
Computation of alternative net capital requirement	
Minimum net capital required (the greater of $250,000 or 6 2/3% of Aggregate Indebtedness	250,000
Excess net capital	1,260,265

Paragraph pursuant to d)(4) of SEC Rule 17a-5

There are no material differences between the above computation and the unaudited Part II Focus filed by the Company as December 31, 2013